otto
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# OttoConnect, Inc.

## Turning Ideas into Solutions

## Otto Sports**CAST**  -  Otto Community**CAST**

### End-to-End Mobile App Management
### for youth sports and communities of interest

# Disclosures

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

# Who we are and What we do

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**WHO:**

OttoConnect, Inc. is a subsidiary of The Otto Project, LLC
- Software and Business professionals
  - Focused on taking an IDEA and developing an Enterprise level SOLUTION
- Experience:  IBM, BNT/DCT, Lenovo, Cisco, Security First Corp
  - Delivery of high-end automation and security solutions (Networking, Telco, Security, etc.)
  - Includes IBM as our primary customer (both as DCT and SFC)

**WHAT:**
- Consulting, Business, Due-Diligence, Product Development – "Ottomation" via software solutions
- Specializing in mobile apps for community of interest management and communication.

# Problem Summary - Sports

**otto CONNECT**

- There are over 100,000 local/regional sports leagues in the US with over 20 million participants in a $41.2B industry (2019).
  - <u>ALL</u> utilize a form of tooling to interact via eMail, scheduling, notification and other communication needs.
  - Customer Data Points and Feedback:
    - League Admins & Coaches have a difficult time coordinating, communicating and scheduling with athletes & parents – especially when there are changes in plans or venue.
    - Athletes & Parents are challenged with the inconvenience of sifting through multiple applications to stay up to date on schedules for games, practices and/or special events – to find and participate in multiple leagues / teams.
    - League Admins typically use multiple disjoint methods to register, communicate, coordinate and notify their athletes, coaches and parent sponsors.

- <u>NO PROVIDER</u> offers a simple, integrated, all inclusive mobile app-based solution.

# Problem Summary - Community

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- As we developed Otto SportsCAST
  - focused on youth sports to provide a single integrated app for scheduling and communication to include leagues, coaches, athletes, parents and spectators

- We discovered that nearly everyone we talk to about SportsCAST for sports loved the concept and asked if we could do the same thing for them!

- NO PROVIDER offers a simple, integrated, all inclusive mobile app-based solution that provides coordinated schedule and communication capability to a small, medium, or large size community of interest

# Customer Pain Points

- I'm a league owner – and the complexity and cost of multiple

- I'm a coach – and depend on 5 web applications to coordinate my team.
  - Email communications get lost or ignored and
  - I lack the ability to quickly notify everyone of game or practice cancellations or rescheduled activities.

- I'm a mom – and I have 3 kids, each in 4 activities – it is hard to keep track.

- I'm a college athlete – I forget to tell my Dad that my lacrosse game has been moved (and he shows up at the wrong place).

- I'm a church leader – and we need a better tool to keep track of all the adult and youth activities

- I'm the local manager in a mixed tourist/local town with lots of services that no one seems to know about – including emergency notifications.  Email, Text, Phone calls, and Facebook all seem to be haphazard and only reach a few people.  *New issue: Parking fees for residents vs. visitors without significant capital expense.*

# The Solution

**otto CONNECT**

## Otto Sports**CAST**

## Otto Community**CAST**

- **Otto SportsCAST** is a single, easy to use, mobile based application (web enabled) providing end to end support, management and coordination of any sport or activity – with level of play and local area specificity.

- Includes support for Parents, Spectators, Leagues

- Enabled for any adjacent market – **Otto CommunityCAST** - community of interest or groups that can benefit from coordination, communication, and scheduling

# Otto SportsCAST

*Unique Features Highlighted*

**otto CONNECT**

- *A full function, mobile app (web backend)*
- Any Sport or *Community of interest*
- Communication: Team, Group, Individual
- *App enabled* scheduling: Games, Practices, Events
- *Push notifications of any changes or reminders*
- *Multi-Activity, multiple family member functionality*
- *Athlete, Participant, Parent, Coach/Captain, League official, Admins, Spectators – with each persona having unique permissions and security profiles*
- Easy, Secure payment tools
- League or individual pricing options



Spectators

Athlete

Coach

League

# Values

- **Immediate, on the app, notifications and communications**
  - Eliminates the random text, email, phone calls
  - Broader distribution and knowing who is linked to the city

- **Schedules and Coordination of events and activities**
  - Any and all groups within the community infrastructure

- **Participant types by group – can include Renters/Visitors**
  - Notices/Regulations/Reminders
  - Can setup Realty companies as a separate group

- **Parking solution (if adopted by the city/island communities)**
  - Low Cost – App-based solution for payment and checking/confirmation

# Key Features

- ## Communication
  - To community, groups/teams, or specific individuals

- ## Scheduling
  - Games, Practices, Events
  - Immediate notification of changes, cancellations, etc.

- ## Registration
  - Join the SportsCAST community
  - Associate and Register for specific leagues, teams, activities

- ## Payment
  - Secure payment of fees and dues from the app for associated activities

# Typical Hierarchy

**otto**
**CONNECT**

**Sports**CAST

**Community**CAST

League/League Officials

Sponsor/Community Leaders

Coaches / Team Captains or Admins – specific for a Team, Group, or Activity

Group/Team Leaders or Admins

- Set Schedules, etc.

Players/Player-Parents

Participants

Spectators

Visitors/Spectators



# What is used today?  Issues?

**North Carolina – Ultimate Frisbee**
- "Ultimate Central" – Registration (web/mobile)
- "Meetup" – search for teams
- "Banda.chat" – misc communication –somewhat linked to Central
  - \*\* Lacks a single platform, handheld OK, but via web portal
  - \*\* No coordination

**Club Lacrosse – Univ of Delaware**
- Univ. coordination – "IM Leagues" for dues, schedule, roster – student portal
- "GroupMe" for communication
- "Text/Email" for general notices
- "Heja" – similar to TeamSnap with some social (Instagram-like)
  - \*\* Lack of general coordination, communication, scheduling notices
  - \*\* Little/No parent capability for notices or participation in team events

**Primary School Lacrosse – Coaching**
- "TeamSnap" – randomly used, bare minimum in coordinating schedule
  - \*\* All scheduling, communication is done manually

No users identified for other competitive products:
- "JerseyWatch"
- "Signup Genius"

## ISSUES

- Lacks a Single Platform
- No Real Coordination
- Disjoint Communication
- Little/No Parent capability for notices or participation in team events.
- All scheduling and communication is done manually.

**General Communities use:**
- email/text – mixed in with everything else
- Facebook Groups – random access
- Skype groups – need to be logged in

# Competitive View Sports – at a Glance

otto CONNECT

| KEY CAPABILITY COMPARISON | SportsCAST | JerseyWatch | TeamSnap | SportsConnect | PlayerSpace |
|---|---|---|---|---|---|
| ALL in ONE Single Application<br>• Mobile – Athletes, Participants, etc.<br>• On Line – Admin<br>• Website – Leagues & Teams | ✅ FULL FUNCTION | ❌ INCOMPLETE Passthrough | ❌ INCOMPLETE Passthrough | ❌ INCOMPLETE Passthrough | ❌ INCOMPLETE Passthrough |
| Communication Capabilities<br>• Athletes – Participation, Acknowledgement<br>• Coaches – Alerts, Reminders<br>• Parents / Spectators– Updates , Locations<br>• League  Admins, Referees, Advertising, Sponsors | ✅ FULL FUNCTION | ❌ INCOMPLETE Text, eMail | ❌ INCOMPLETE Text, eMail | ❌ INCOMPLETE | ❌ INCOMPLETE App, Text , eMail |
| Registration, Scheduling & Calendaring<br>• Signups, Dues or Fees, Attendance<br>• Games  Times, Locations<br>• Practice Times, Locations<br>• Special Events – Team Mom / Tailgate Assignments | ✅ Apple, Google, Outlook FULL FUNCTION | ❌ INCOMPLETE | ❌ INCOMPLETE | ❌ INCOMPLETE | ❌ INCOMPLETE |
| Notifications / Alerts<br>• Mobile Device Configurable<br>• Sport Specific & Customizable<br>   • Alarm, Beep, Reminders, etc.<br>   • Scores, Game Start, Game End… | ✅ FULL FUNCTION | ❌ INCOMPLETE | ❌ INCOMPLETE | ❌ INCOMPLETE | ❌ INCOMPLETE |
| Price<br>• League, Team, Referee<br>• Athlete<br>• Parent, Spectator | ✅ COMPETITIVE | ❌ $$$ Tiered, Pricey | ❌ NOT COMPETITIVE | ❌ NOT COMPETITIVE | ❌ $ Member vs. Non |

# Competitive View Groups

**Team Communication Apps:**
- Slack – chat based
- Microsoft Teams
- Google Chat – G-suite
- Discord – voice chat
- Mattermost – self hosted
- Facebook Groups
- Monday.com
- Blink
- Beekeeper
- Orion Voice Platform
- Staffbase
- Wire
- Pronto
- Communiifire
- Pexip
- GoToMeeting
- Front
- Trello

**Features:**
- PC/Mobile
- Activity/News
- Discussion Threads
- File Sharing
- Real-time Chat
- Search
- Task Management

**Group Scheduling Apps**
- Jobber
- Acuity Scheduling
- 7shifts
- Tsheets
- Virtuagym
- Write
- Float
- Appointment Plus *
- TimeSimplicity
- Robin Powered
- Google Calendar (part of G-Suite)

**Features:**
- Mobile/Cloud
- Appointment Sched
- Automated Sched
- Class Sched
- Employee Sched
- Facility Sched
- Resource Sched

\* Only Appointment Plus supports all the noted key features

- **Applications tend to focus on just 1 part of the solution, namely Communication or Scheduling. Not all the features are needed in a community or sports-based application – but the value of sharing is noted, esp. when these features are combined into a single end-to-end application with registration for activities and secure payment options.**
- **Google or Microsoft options come with a suite and generally larger overhead geared to a larger organization.**

# SportsCAST: Market View/Opportunity

otto CONNECT

There are over 100,000 local/regional youth sports leagues in the US. All use some coordination tools – but no one has a single all inclusive, app-based solution.

If we capture just 10,000 leagues (10%), and we charge $540 per year for the service and $3 per year per athlete = $12M

Advertising in the app = Potential for $2M+ annually (sports stores, etc.) as upside revenue

- Net: Potential revenue forecast of $10M+ annually for Otto SportsCAST

**Opportunity for Growth**

Youth Sports in the US = $41.2B market Y'2019

Over 20M participants

Over 100,000 leagues

Financial projections are subject to certain risks of the business and may not be achieved. Projections are unaudited and may not be formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.

# Early Partner Engagements

- **Ultimate Frisbee (Raleigh based group)**
  - Alyssa Irons – coach/player
  - Tristan Green - league official

- **Club Lacrosse (Univ. of Delaware)**
  - Caroline Grasso – coach & league contact
  - Lucy Varner – coach/player
  - Univ. students also support local school system Lacrosse events

- **St. Thomas More Academy High School (Wake County)**
  - Doug Cottle – Athletic Director

- **Amazing Athletes of Raleigh**
  - Caroline Jerger

- **Raleigh Club League - Volleyball**
  - Andi Bentley

- **Lochmere Golf Club**
  - Corey Pion –General Manager

# Adjacent Market Opportunity

Nearly everyone we talk to about SportsCAST for sports has loved the concept and asked if we could do the same thing for them!

- Recreational Club
  - Lynda Beichner: Director of the Boardman Swim and Tennis Club

- Vision Challenged (add a Voice to Text module)
  - Mike Boscella: Youngstown Blind Society

- Montgomery Trinity Presbyterian Church
  - Chet Moeller / Patrick Curles

- Surf City, NC – consolidated communication, scheduling, and potential Parking
  - Kyle Breuer (Manager), Dwight Torres (Councilman)

- Independent Living Center
  - Dick Moffat

# Surf City Parking Proposal (example)

## - Pivot to leverage the Group Activity for Parking Enforcement



**City Manager to Setup a Group within CAST solution:  Parking**

**Participant/User**
- Download CAST app
- Register on the App
- Add Payment Info
- Join the Parking Group

**City Resident**
-Join the Parking Group
- Register: Address and Car(s) license plate
- Enable Check against DMV/City-County Records

**Visitor**
- Join the Parking Group
- Register: Car(s) license plate
- Pay Parking Fee for Surf City = $10

Parking Enforcement (added feature)
  = Check license plate – app-based verification (scanner or manual entry options)
    … "I need to see if a Participant is registered for an activity (i.e. Parking Today)"
  = If not registered/paid – ticket, or bill by mail, other?

Options:
- Pay fines via App
- Check for Repeat offenders
- History: Accessed by both Participant and Enforcement

# Potential Exits

Targets...

1. Social companies such as Linkedin, Facebook, others... with an interest to stretch and reach into the athletic space.

2. Sports organizations such as USAHockey, USABaseball, USAUltimate, USALacrosse.... to gain a more solidified platform for their members.

3. Sports Clubs, Workout Facilities - to manage the interactions between members for specific sporting events or other activities *

*Program Expansion with Capability Targeted to Broader Sets of Markets & Communities

# P&L Outlook

## Volume outlook:

- In 2020
  - Target 10 early use Beta Customers
  - Focus on feedback, features, and ease of use
- In 2021
  - Target 136 leagues to break even.
- In 2022
  - Scale to additional 600 customers.
- In 2023
  - Scale to additional 3000 customers
- Pricing Target
  - $540/league/year
  - $3/athlete participant/year

**Otto Connect, Inc. P&L Outlook**

(USD $)

| | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|
| Group/League Revenue | $ - | $ 73,532 | $ 397,532 | $ 2,017,532 | $ 5,257,532 |
| Membership Revenue | $ - | $ 81,702 | $ 441,702 | $ 2,241,702 | $ 5,841,702 |
| Advertising Revenue | $ - | $ 6,809 | $ 73,617 | $ 373,617 | $ 973,617 |
| **Gross Revenue** | **$ -** | **$ 162,042** | **$ 912,851** | **$ 4,632,851** | **$ 12,072,851** |
| COGS | $ - | $ 20,000 | $ 75,000 | $ 250,000 | $ 500,000 |
| **Gross Profit** | **$ -** | **$ 142,042** | **$ 837,851** | **$ 4,382,851** | **$ 11,572,851** |
| Engineering/Customization | $ 60,000 | $ 200,000 | $ 500,000 | $ 1,000,000 | $ 1,000,000 |
| Sales | $ - | $ 40,000 | $ 135,000 | $ 337,500 | $ 450,000 |
| Marketing | $ 20,000 | $ 50,000 | $ 100,000 | $ 200,000 | $ 300,000 |
| G&A | $ 6,000 | $ 12,000 | $ 100,000 | $ 200,000 | $ 300,000 |
| Operating Expense | $ 86,000 | $ 302,000 | $ 835,000 | $ 1,737,500 | $ 2,050,000 |
| **Income Before Interest & Taxes** | **$ (86,000)** | **$ (159,958)** | **$ 2,851** | **$ 2,645,351** | **$ 9,522,851** |
| Interest Expense | | | $ 3,075 | | |
| **Income before Taxes** | **$ (86,000)** | **$ (159,958)** | **$ (224)** | **$ 2,645,351** | **$ 9,522,851** |
| Provision for Taxes | $ - | $ - | $ (9) | $ 503,835 | $ 1,999,799 |
| **Net Income** | **$ (86,000)** | **$ (159,958)** | **$ (215)** | **$ 2,141,516** | **$ 7,523,052** |

Financial projections are subject to certain risks of the business and may not be achieved. Projections are unaudited and may not be formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on assumptions used in this analysis, business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.

# Ask/Use = $250K seed round

- Funding for Otto Connect ➔ SportsCAST
  - $250K immediately
  - Funding focused on development of an MVP/Beta version by YE'2020. (~$200K)
  - We will start Marketing in 4Q'2020 to build a pipeline of customers for Spring'2021 sport activities. (~$50K)

- We may consider a 2nd round of funding in 2021 for growth and scale of SportsCAST customer base.
  - Dependent on early adoption rate
  - Estimated = <$500K (cost for incremental customer support and marketing/advertising to grow and scale).

# Direction/Vision/Roadmap (SportsCAST)

otto CONNECT

| In Dev Phase 1 | MVP/Beta Phase 2 | GA Phase 3 | Future |
|---|---|---|---|
| • Registration of Participants (Athletes, Coaches, Teams, Sponsors)<br>• Simple Structure (Team, League)<br>• Scheduling/Calendar<br>• Collaboration – communication and distro's<br>• Demo / Beta | • Billing & Accounting Integration<br>• Admin – Ads, Pubs<br>• Athlete Resume / Team Page(s)<br>• League, Team, Status, W-L, etc. | • User Feedback Integrated<br>• Quality Assurance & Stability | • Consideration for Sports / Incremental or Custom Needs<br>• Variants to Architecture/Design per Customer Need<br>• Cloud Platforms<br>• Adjacent market options |

# Leadership Team
## - 125+ Years of experience in product engineering solutions





**Jim Varner**
President & CEO



**Dave Irons**
COO



**Aysegul Berenson**
CFO



**Trevor Brown**
CTO



**Marc Stracuzza**
VP - Product



**Jeanne Pugh**
Program Director



**Marc Nicholls**
VP – Sales
& Business Dev.



**Jose Cifuentes**
Sr. Software
Engineer



**Janine Wald**
VP - Marketing

# Board of Directors for OttoConnect, Inc.





**Jim Varner**
Chairman



**Dave Irons**
Secretary



**Aysegul Berenson**
Finance



**Al Reyes**



**Paul Russert**

# How to Contact Us…

EAST COAST – Raleigh/Wilmington NC

- **Jim Varner** – President and CEO
  - jim@theottoproject.com
  - 919-271-2296
- **Dave Irons** – COO
  - dave@theottoproject.com
  - 919-889-0464
- **Marc Nicholls** –VP: Sales & BD
  - marc.n@theottoproject.com
  - 919-418-6119

WEST COAST – Irvine, CA

- **Janine Wald** – VP: Marketing
  - janine@theottoproject.com
  - 714-330-3153
- **Aysegul Berenson** – CFO
  - aysegul@theottoproject.com
  - 949-315-5615

https://www.ottoconnect.us/
https://www.theottoproject.com/

# Backup

# Backgrounds

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- Jim Varner: President and CEO with 36 years of experience at IBM, has 3 startups under his belt as GM of DCT, GM and CEO of SFC, and now Otto

- Dave Irons: COO with 30 years at IBM, recently as VP of QA and Operations at SFC.  Managing multiple WW teams in Development, Test, Marketing & Support

- Aysegul Berenson:  CFO and former CFO at SFC.  Previously was Controller/assistant CFO at CISCO-Linksys. She has a diverse background in FP&A, Financial Operations, Sales Ops, Market Intelligence and Project Management.

- Trevor Brown: CTO with over 13 years of design and architectural development experience building enterprise-grade centralized systems management, and managing IT systems for IBM, DCT, Lenovo, and SFC.

- Marc Stracuzza: VP of Product with 20 years of experience in the design and development of diverse products at IBM, DCT, Lenovo, and SFC.

- Jeanne Pugh: Development Program Director with 21 years of hands-on software development working to develop close customer support, solve issues, and developing solid products.

- Marc Nicholls:  VP of Sales and Business Development, formerly Director of Sales Operations at SFC, with extensive background at IBM in logistics, acquisitions, and sales support.

- Jose Cifuentes:  Sr. Software Engineer with extensive background at IBM, DCT, Lenovo, and SFC

- Janine Wald:  VP of Marketing and former VP of Marketing at SFC, with extensive experience running her own marketing organization.

# Competitive View: Otto SportsCAST

otto CONNECT

| Feature | SportsCAST | JerseyWatch | TeamSnap | SportsConnect | PlayerSpace |
|---|---|---|---|---|---|
| | | | | | YMCA only |
| Website | Customized<br>Basic (league/coach) | Customized/Sport<br>Full Function | Full Function | Customized/sport Full Function | Full Function |
| Mobile App | Full Function | Passthru | Yes - Passthru | Passthru | Passthru |
| | | | | | |
| Registration | Via App | Web | Web | Via App -> Web | Web with Background Checks |
| - Personas | Athlete Parent (</= 13)<br>Parent (>13) Coach<br>Admin (Team) League<br>Admin (League) Spectator | Athlete/Parent<br>Coach<br>League | Parents<br>Coaches<br>Team Mgrs<br>Group Organizers | Athlete(Parent)<br>Volunteers<br>Admins<br>Organizers | |
| - Forms | Standard | Standard | | | Customized |
| Payment | Apple Pay, Google Pay, Credit/Debit | Credit/Debit | Credit/Debit | Credit/Debit | Credit/Debit<br>PCI compliant |
| Costs | League Based: Participant Based:<br>$45/mo, or $540/yr $0.25/mo/athlete or $3.00/year | 4 tiers based on # of participants and emails<br>$15/month $25/Month<br>$45/month $100/Month | NA | $0.30/month/athlete<br>$3.60/year | Member vs. Non-Member pricing<br>Discount options |
| | | | | | |
| Scheduling | Web Setup<br>App updates | Web | Web | Web | Web |
| Calendar link | Apple, Google, Outlook | | Apple, Google, Outlook | | |
| | | | | | |
| Communication | App<br>Opt: Text/Email<br>Any | Text/Email (Email not built in)<br>Team<br>Club<br>League | Text/Email<br>Private online forum<br>Bulk email – team | | App/Text/Email |
| - Messages | Unlimited | Tiered based on package/price | Chat w/Team | | Social Media posts |
| - Notices | Push all updates to App | Text/Email notices | Reminders | | Automated push |
| Multi-Sport | Yes – Common App – linked to various Websites | Web per league | Web per league | | Yes – via YMCA<br>Includes Camps, etc. |
| Multi-Athlete | Yes – Common App – linked to various Websites | ? | ? | ? | ? |
| Other | Real-time game info:<br>Score<br>Stats<br>Other (sport specific) | | Photo Sharing<br>Stats reporting<br>Refreshment Tracking<br>Manage Sponsors | Reporting<br>In-game analytics<br>Online Fan Wear<br>Safety and Compliance | Perfosrmance metrics/sport<br>Stats<br>Evaluations<br>Personal tracking |